UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of March 3, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

PART I:                       APPROVAL OF DISTRIBUTOR AGREEMENT WITH AFFILIATED PARTY FOR RUSSIA AND THE CIS TERRITORY

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

In efforts to realign and improve our sales in Russia and the CIS countries (the Commonwealth of Independent States i.e. Russia and the countries comprising the former Soviet Union; the "CIS"), we decided most recently to contract with a new Distributor, named 'RiT CIS LTD.'  ("RiT CIS"), which is a Russian company affiliated with Stins Coman Incorporated, our controlling shareholder.

Accordingly, we determined to enter into an International Distributor Agreement with RiT CIS (hereinafter the “Distributor Agreement" or the "Transaction”).

Description

The Distributor Agreement, dated January 6, 2015, which conforms in all material respects to our standard International Distributor Agreement, includes without limitation, the following provisions:

•	RiT CIS was granted a non-exclusive right to distribute, sell, and/or maintain RiT's products in the territory of the Russian Federation and the CIS.

•	RiT undertook a series of obligations including: to supply RiT CIS, at no cost, with such aids and technical assistance as RiT deems necessary to aggressively pursue product sales.

•
RiT CIS undertook a series of obligations, including: to maintain an adequate and aggressive sales organization to distribute and procure sales; to actively promote and create a demand for our products, and; to assure adequate advisory, installation and support services in its defined territory.

•
The prices at which RiT CIS is entitled to buy our products are according to our 2015 International Distributor Price List (and volume discount included therein), which is used for our international distributors worldwide.

A copy of the executed Distributor Agreement is attached as Exhibit 99.1 to this Form 6-K.

The foregoing description of the terms of the Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors approved the Distributor Agreement, determining that:

(i) it is in the ordinary course of the Company's business (ii) it is on market terms and (iii) it is in the best interests of the Company. In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•	The transaction is carried for encouraging higher sales of the Company's products in the Russian and CIS territory

•	RiT CIS readiness to assume the obligations in the Distributor Agreement towards serious efforts to progress the sales of our products in the defined territory.

•
The fact that the Distributor Agreement conforms in all material respects to our standard International Distributor Agreement including the use of our current International Distributor Price List (and volume discount included therein).

•	The non-exclusive nature of the Distributor Agreement.

Notice to Shareholders

Since the Transaction may be deemed an “extraordinary” Related Party Transaction under the Companies Law, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Eran Erov, VP Finance or by e-mail: erane@rittech.com), no later than March 17, 2015.

PART II:                       APPROVAL OF DISTRIBUTOR AGREEMENT WITH AFFILIATED PARTY FOR THE SINGAPORE AND SOUTH ASIA TERRITORY

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

In efforts to increase our sales in Singapore and south Asia, we decided most recently to contract with a new Distributor, named 'Stins Engineering Pte Ltd.' ("Stins Engineering"), which is a Singaporean company affiliated with Stins Coman Incorporated, our controlling shareholder.

Accordingly, we determined to enter into an International Distributor Agreement with Stins Engineering (hereinafter the “Distributor Agreement" or the "Transaction”).

Description

The Distributor Agreement dated February 16, 2015, which conforms in all material respects to our standard International Distributor Agreement, includes without limitation, the following provisions:

•	A grant to Stins Engineering of a non-exclusive right to distribute, sell, and/or maintain RiT's products in the territory of Singapore and south Asia (excluding China and India).

•	RiT undertook a series of obligations including: to supply Stins Engineering, at no cost, with such aids and technical assistance as RiT deems necessary to aggressively pursue product sales.

•
Stins Engineering undertook a series of obligations, including: to maintain an adequate and aggressive sales organization to distribute and procure sales; to actively promote and create a demand for our products, and; to assure adequate advisory, installation and support services in its defined territory.

•
The prices at which Stins Engineering is entitled to buy our products are according to our 2015 International Distributor Price List (and volume discount included therein), which is used for our international distributors worldwide.

A copy of the executed Distributor Agreement is attached as Exhibit 99.2 to this Form 6-K.

The foregoing description of the terms of the Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors approved the Distributor Agreement, determining that:

(i) it is in the ordinary course of the Company's business (ii) it is on market terms and (iii) it is in the best interests of the Company. In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•	The transaction is aimed at encouraging higher sales of the Company's products in the defined territory.

•	Stins Engineering readiness to assume the obligations in the Distributor Agreement towards serious efforts to progress the sales of our products in its defined territory.

•
The fact that the Distributor Agreement conforms in all material respects to our standard International Distributor Agreement including the use of our current International Distributor Price List (and volume discount included therein).

•	The non-exclusive nature of the Distributor Agreement.

Notice to Shareholders

Since the Transaction may be deemed an “extraordinary” Related Party Transaction under the Companies Law, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Eran Erov, VP Finance or by e-mail: erane@rittech.com), no later than March 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 3, 2015	By:	/s/ Eran Erov
Eran Erov, VP Finance

EXHIBIT INDEX

Exhibit Number                    Description of Exhibit

99.1	International Distributor Agreement with RiT CIS Ltd., dated January 6, 2015

99.2	International Distributor Agreement with Stins Engineering Pte Ltd., dated February 16, 2015